Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges
(Pound sterling amounts in thousands)

	2014	2015		2016	2017	2018
Earnings:
Pre-tax (loss)/income from continuing operations before adjustment for income or loss from equity investee	£40,503	£(3,567)		£48,833	£56,538	£26,097
Add: Fixed charges	28,452	31,301		21,256	25,785	24,828
Add: Amortization of capitalized interest	—	—		—	—	—
Add: Distributed income of equity investee	—	—		—	—	—
Add: Non-controlling interest in pre-tax loss (income) of subsidiaries that have not incurred fixed charges	—	—		—	—	—
Subtract: Capitalized interest	—	—		—	—	—
Total adjusted earnings	£68,955	£27,734		£70,089	£82,323	£50,925

Fixed charges:
Interest expensed and capitalized(1)	£25,732	£24,446		£19,915	£24,405	£23,606
Amortization of premiums, discounts and capitalized expenses relating to indebtedness	1,936	5,978		544	608	627
Estimated interest portion of rental expense	784	877		797	772	595
Total fixed charges	£28,452	£31,301		£21,256	£25,785	£24,828

Ratio of earnings to fixed charges:	2.42	—	(2)	3.30	3.19	2.05
Amount of the coverage deficiency:	—	£3,567		—	—	—

(1)   Interest expensed and capitalized consists of our total finance costs as disclosed in our consolidated financial statements, less (i) for each period presented, amortization of issue discount and debt finance costs on our secured term loan facility and our senior secured notes, (ii) for the fiscal year ended June 30, 2015, premiums paid by us in connection with repurchases of our senior secured notes due 2017, and (iii) for the fiscal year ended June 30, 2015, costs associated with debt financing.

(2)   The ratio coverage was less than 1:1.